UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

LINK RESOURCES, INC.
(Exact name of registrant as specified in its corporate charter)

000-53401
(Commission File No.)

Nevada	98-0588402
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No.9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000
(Address of principal executive offices)

+86 (535)-685-7928
(Issuer's telephone number)

Approximate Date of Mailing: January 6, 2010

LINK RESOURCES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
LINK RESOURCES INC.

This Information Statement is being mailed on or about January 6, 2010 to holders of record of shares of common stock, par value $0.001 per share (the “Common Stock”), of Link Resources, Inc., a Nevada corporation (the “Company”, “we”, “us”, “our” or “Link”) as of January 4, 2010, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

BACKGROUND

The Board of Directors of the Company is furnishing this Information Statement in connection with share exchange agreement, dated January 5, 2010 (the “Share Exchange Agreement”) by and among the Company, Chance High Limited, a British Virgin Islands business company (“Chance High”), and the shareholders of Chance High (the “Chance High Shareholders”).  Pursuant to the Share Exchange Agreement, Link has acquired all of the outstanding equity securities (the “Chance High Shares”) of Chance High from the Chance High Shareholders.  In exchange, Link has issued to the Chance High Shareholders 13,162,500 newly issued shares of its Common Stock.

As a result of the transactions contemplated by the Share Exchange Agreement (such transactions, the “Share Exchange”), Chance High has become a 100% owned subsidiary of the Company.  Through another holding entity and through certain contractual arrangements, Chance High is the parent company of Yantai Bohai Pharmaceuticals Group Co., Ltd., a company organized in the People’s Republic of China (“Bohai”).  Based in Yantai, Shandong Province, China, Bohai is engaged in the production, manufacturing and distribution of traditional Chinese herbal medicines, including capsules and other products, in China.

The Share Exchange Agreement further provides that Anthony Zaradic, the President and Chief Financial Officer and sole director of the Company (“Zaradic”) shall resign his respective director and officer positions with Link effective as of the closing date of the Share Exchange (the “Closing”) and that the Company shall, effective as of the Closing, appoint Hongwei Qu (“Qu”) as sole director, and the President, Chief Executive Officer, Interim Chief Financial Officer, Treasurer and Secretary of the Company.  Qu is also the Executive Director of Bohai.

Concurrently with the Closing, the Company consummated a private placement to “accredited investors” (the “Placement”) consisting 6,000,000 units at $2.00 per unit resulting in gross proceeds of $12,000,000.  Net proceeds were approximately $9,700,000.  Each unit consists of a $2.00 principal amount, two year convertible note and a three year warrant to purchase one share of Common Stock at $2.40 per share, subject to certain conditions.

Zaradic will continue as a director of the Company until his resignation is effective pursuant to the Share Exchange Agreement.  This Information Statement is being filed and mailed to stockholders on or about January 6, 2010.  As such, Qu is expected to be appointed as a director of the Company, or on or about January 16, 2010.  The Company has, to the extent permitted by applicable law, secured the resignation of Zaradic so as to enable Qu to be appointed as a director and officer in accordance with the Share Exchange Agreement.  Zaradic has also indicated his intent to resign as a director and officer effective as of the Closing.

No action is required by the stockholders of Link in connection with this Information Statement.  However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-l promulgated thereunder require the mailing to Link’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Link’s directors occurs (otherwise than at a meeting of Link’s stockholders).  Accordingly, the change in a majority of Link’s directors will not occur until at least 10 days following the filing and mailing of this Information Statement.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

Prior to the Share Exchange, the Company is authorized to issue 150,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001.  Prior to the Closing, 3,450,000 shares of Common Stock were issued and outstanding. In connection with the Share Exchange, 1,500,000 shares of Common Stock held by Zaradic will be cancelled and 200,000 shares of Common Stock will be issued to the holders of the Company’s outstanding notes (in the aggregate amount of $400,000).

PROPOSED CHANGE IN CONTROL TRANSACTION

In connection with the Share Exchange, the Company issued 8,942,602 new shares of Common Stock, or 55.0% of the issued and outstanding shares of Common Stock following the Share Exchange, to Glory Period Limited, a British Virgin Islands company controlled by Qu through contractual arrangements (“Glory Period”).

BUSINESS OF THE LINK

The Company incorporated under the laws of the State of Nevada on January 9, 2008.  Its principal offices is in Calgary, Alberta, Canada.  Link is currently a public “shell” company in the exploration stage since its formation and has not yet realized any revenues from its planned operations.  Link entered into a Mineral Lease Agreement on April 1, 2008 for two mining claims in Pershing County, Nevada, in an area known as the Goldbanks East Prospect.  The Company terminated the lease on July 7, 2009.  Pursuant to the Share Exchange, Bohai’s business will become the business of the Company. Bohai is engaged in the production, manufacturing and distribution of traditional Chinese herbal medicines, including capsules and other products, in China.

DIRECTORS AND OFFICERS

Pre-Share Exchange

The Company’s sole officer and director and additional information concerning him as of January 4, 2010 are as follows:

Name	Age	Position
Anthony Zaradic	32	President, Secretary, Treasurer and a Director

Anthony Zaradic.  Zaradic is our CEO, CFO, President, Secretary, Treasurer and sole director.  Mr. Zaradic has extensive experience in the geophysical data management field. Following receipt of a Network Technician Diploma from CDI College of Business and Technology in June of 2001 Mr. Zaradic worked for Paradigm Geophysical (formerly Core Lab RTD) as an operator. In 2004, Mr. Zaradic became an Archiving Technician for Copyseis Ltd., a Seismic data storage and archive/data warehouse. Since 2005 Mr. Zaradic has worked as a Geophysical Technician for Divestco Inc. (Formerly Geo-X Processing) a seismic signal processing, seismic software development and seismic data brokerage company.

Post-Share Exchange

In connection with the Share Exchange, Zaradic resigned from his director and officer positions and with the Company and Qu was appointed as the Company’s President, Chief Executive Officer, Interim Chief Financial Officer, Treasurer and Secretary and sole director.

The following table sets forth the name, age, and position of the Company’s sole officer after the Closing Date and director effective as of the expiration of the ten (10) day period following the filing and mailing of this Information Statement.

Name	Age	Position
Hongwei Qu	35	President, Chief Executive Officer, Interim Chief Financial Officer, Treasurer and Secretary and the Chairman of the Board of Directors

Hongwei Qu.  Qu became the Company’s President, Chief Executive Officer, Interim Chief Financial Officer, Treasurer and Secretary as of the Closing, and will be the Chairman of the Company’s Board of Directors effective as of the expiration of the ten (10) day period following the filing and mailing of this Information Statement, in compliance with Section 14(f) of the Exchange Act.  Qu is the founder and General Manger and Executive Director of Bohai.  He has significant experience in the medical and pharmaceutical sectors in China, most recently as the founder in 2001 of Yantai Hangwei Medical Trading Co., a company engaged in the wholesale of drugs and medical products and retail of medical devices.  Qu was principally responsible for the acquisition of Bohai in May 2007.  Qu graduated from Shandong Economic University with a bachelor degree.
1.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that directors, executive officers and persons who own more than 10% of the outstanding common stock of certain reporting companies file initial reports of ownership and reports of changes in ownership in such common stock with the Securities and Exchange Commission (“SEC”).  Officers, directors and stockholders who own more than 10% of the outstanding common stock of certain reporting companies are required by the SEC to furnish such companies with copies of all Section 16(a) reports they file.

DIRECTOR AND OFFICER COMPENSATION

Link Executive Compensation Summary

Since inception Link has never paid any salary or consulting fees to its officers.

Option/SAR Grants in Last Fiscal Year

Link did not grant any stock options to its executive officers or directors from inception through January 4, 2010.

Director Compensation

Link has not paid its directors any fees or other compensation for acting as directors, nor has Link paid any fees or other compensation to any of its directors for acting as directors.

Employment Contracts

Link does not have any employment agreements or other compensation arrangements with Zaradic or any other past director or officer.

Bohai Executive Compensation Summary

The following table sets forth all compensation paid by Bohai, for the fiscal years ended June 2008 and 2009.  The table below sets forth the positions and compensations for each officer and director of Bohai.  All the officers were paid in Chinese Renminbi and the amounts reported in this table have been converted from Renminbi to U.S. dollars based on the June 30, 2009 conversion rate of RMB 6.8319 to $1.00.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compens-ation ($)	Total ($)
QU Hongwei, General Manger and Executive Director	2008(1) 2009(2)	$14,480.5 $7,322.25	$5,321.79 $2,455.39	---	---	---	---	---	$19,802.25 $9,777.64
(1)	For the fiscal year ended June 30, 2008.
(2)	For the fiscal year ended June 30, 2009.

NEW DIRECTORS AND OFFICERS

The Share Exchange Agreement provides that the current officers of Link shall resign effective as of the Closing and that Link shall appoint Qu as the sole director, and the President, Chief Executive Officer, Interim Chief Financial Officer, Treasurer and Secretary of Link, effective on the tenth (10th) day following the filing of this Information Statement with the SEC and the mailing of the same to the record stockholders of Link.  Qu has consented to serve in these capacities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-Share Exchange

Prior to the Share Exchange, there were 3,450,000 shares of Link Common Stock outstanding.  The following table sets forth certain information known to us with respect to the beneficial ownership of Link’s Common Stock as of that date by (i) each of our directors, (ii) each of our executive officers, and (iii) all of our directors and executive officers as a group.  Except as set forth in the table below, there is no person known to us who beneficially owns more than 5% of our common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Class (2)
Anthony Zaradic 392 Acadia Drive S.E. Calgary, Alberta T2J 0A8	1,500,000	43.47%
All directors and Officers as a group	1,500,000	43.47%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)
The percentage of class is based on 3,450,000 shares of Common Stock issued and outstanding as of January 4, 2010.  An additional 200,000 shares of Common Stock will be issued in connection with the Share Exchange to the holders of the Company’s outstanding $400,000 notes, bringing the total pre-Share Exchange to 3,650,000 shares.  The 1,500,000 shares owned by Zaradic will be cancelled as part of the Share Exchange for $17,500.

Post-Share Exchange

The following table sets forth certain information regarding our Common Stock beneficially owned on the Closing Date, for (i) each stockholder known to be the beneficial owner of 5% or more of Link’s outstanding Common Stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

Name of Beneficial Owner	Shares of Common Stock Owned	Percent of Class After Share Exchange (1)
Glory Period Limited (2)	8,942,602	55.0%
Hongwei Qu (3)(4)	8,942,602	55.0%
All Executive Officers and Directors as a group (5)	8,942,602	55.0%

(1)
Based on 16,250,000 shares of Common Stock issued and outstanding after the close of the Share Exchange, but without giving effect to any conversion or exercise of the securities issued in the Placement.

(2)	Shaohua Tan is the sole shareholder of Glory Period, but pursuant to a Call Option Agreement, he has no right to sell any shares without prior written consent by Qu.
(3)	Qu is the executive director of Glory Period.
(4)
On December 7, 2009, Qu, who is a PRC citizen, entered into the Call Option Agreement with Shaohua Tan, a Singapore passport holder and the sole shareholder of Glory Period.  Under the Call Option Agreement, Qu shall have right and option to acquire up to 100% shares of Glory Period for nominal consideration within the next 3 years.  The Call Option Agreement also provides that Shaohua Tan shall not dispose any of the shares of Glory Period without Qu’s consent.

(5)
Anthony Zaradic was the sole director and majority stockholder of Link prior to the Share Exchange and in connection with the Share Exchange, he will cancel all the shares he owns which is a total of 1,500,000 shares of Common Stock and shall retain 0 shares in the Company after the Share Exchange.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Link

During 2008 and 2009, there is no related party transaction known to Link to identify in this section.

Bohai

Reorganization Related Transactions

Chance High owns 100% of the issued and outstanding capital stock of Yantai Shencaojishi Pharmaceuticals Co., Ltd. (“WFOE”), a wholly foreign owned enterprise incorporated under the laws of China.  On December 7, 2009, WFOE entered into certain variable interest entity contractual agreements (the “VIE Agreements”) with Bohai and its three shareholders (the principal shareholder being Qu, Bohai’s executive director), in which WFOE effectively assumed management of the business activities of Bohai and has the right to appoint all executives and senior management and the members of the board of directors of Bohai.  The VIE Agreements are comprised of a series of agreements, including a Consulting Services Agreement, Operating Agreement, Proxy Agreement, Equity Pledge Agreement, and Option Agreement, through which WFOE has the right to advise, consult, manage and operate Bohai for an annual fee in the amount of Bohai’s yearly net profits after tax.  Additionally, Bohai’s shareholders have pledged their rights, titles and equity interest in Bohai as security for WFOE to collect consulting and services fees provided to Bohai through an Equity Pledge Agreement. In order to further reinforce WFOE’s rights to control and operate Bohai, Bohai’s shareholders have granted WFOE the exclusive right and option to acquire all of their equity interests in Bohai through an Option Agreement.

Through WFOE, Chance High operates and controls Bohai through the VIE Agreements.  WFOE used the contractual arrangements to acquire control of Bohai, instead of using a complete acquisition of Bohai’s assets or equity to make Bohai a wholly-owned subsidiary of WFOE because: (i) Chinese laws governing share exchanges with foreign entities, which became effective on September 8, 2006, make the consequences of such acquisitions uncertain and (ii) other than by share exchange transactions, Chinese laws require Bohai to be acquired for cash and WFOE was not able to raise sufficient funds to pay the full appraised value for Bohai’s assets or shares as required under PRC laws.

Slow Walk Arrangements

On December 7, 2009, Qu, who is a PRC citizen, entered into the Call Option Agreement with Shaohua Tan, a Singapore passport holder and the sole shareholder of Glory Period.  Under the Call Option Agreement, Qu shall have right and option to acquire up to 100% shares of Glory Period for nominal consideration within the next 3 years.  The Call Option Agreement also provides that Shaohua Tan shall not dispose any of the shares of Glory Period without Qu’s consent.

Guarantee for the loans with banks by Mr. Qu

Qu, our the Company’s new sole officer and director, is providing a guaranty for the Bohai’s loans with Pudong Development Bank Qingdao Branch in a total amount of $2.2 million.

Loans to Mr. Qu

In fiscal year ended June 30, 2009, Bohai extended a loan of $1,465,000 to Qu. The loan is unsecured, interest bearing at 3.93% per annum and had no fixed term of repayment. The loan has been paid back as the date of this Information Statement.

Other

Other than employment and the foregoing arrangements, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party: (i) any of Bohai’s directors or officers; (ii) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports with the Securities and Exchange Commission annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Section at Room 1024, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279.  Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov.  You may also call the Commission at 1-800-SEC-0330 for more information.  You may send communication to the board of directors at 392 Acadia Drive S.E., Calgary, Alberta, Canada T2J 0A8.

SIGNATURES

In accordance with the requirements of Securities Exchange Act of 1934, the undersigned registrant caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 4, 2010

By Order of the Board of Directors

LINK RESOURCES, INC.

By:	/s/ Anthony Zaradic
Name: Anthony Zaradic
Title: Chief Executive Officer